                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended February 28, 2002
                                   -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         for the transition period from __________________ to __________________
         Commission file number 1-13873

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
                            Steelcase Inc. 401(k) Retirement Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                            Steelcase Inc.
                            901 44/th/ Street
                            Grand Rapids, Michigan 49508







SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Steelcase Inc. 401(k) Retirement Plan



Date:  August 19, 2002                       By: /s/ James P. Keane
       -------------                             --------------------------
                                                 James P. Keane
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer
                                                 Steelcase Inc.

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                      Steelcase Inc. 401(k) Retirement Plan

                                                                                Contents
          Independent Auditors' Report                                              2

          Financial Statements
              Statements of Net Assets Available for Benefits -
                 February 28, 2002 and 2001                                         3
              Statements of Changes in Net Assets Available for Benefits -
                 Years Ended February 28, 2002 and 2001                             4
              Notes to Financial Statements                                       5-8

          Supplemental Schedule
              Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        9

Independent Auditors' Report

Plan Administrator of Steelcase Inc.
     401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. 401(k) Retirement Plan as of February 28, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the two years in the period ended February 28, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2002 and 2001, and the changes in its net assets available for benefits each of the two years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grand Rapids, Michigan
May 30, 2002

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Steelcase Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

(in thousands)

February 28,                                        2002                2001
--------------------------------------------------------------------------------

Assets
     Investments, at fair value            $     300,854        $    349,151
     Participant loans                             3,095               2,021
--------------------------------------------------------------------------------

Net Assets Available for Benefits          $     303,949        $    351,172
================================================================================

                                 See accompanying notes to financial statements.

Steelcase Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets
Available for Benefits
(in thousands)

Year ended February 28,                                              2002            2001
---------------------------------------------------------------------------------------------
Additions
Investment income
     Interest income
         Investments                                              $      369      $      379
         Participant loans                                               210              92
     Net investment loss from collective
         investment fund                                              (1,964)         (2,616)
     Net investment loss from mutual funds                           (44,455)       (121,430)
     Net investment gain from common stock                                39               4
---------------------------------------------------------------------------------------------

Total investment loss                                                (45,801)       (123,571)

Participant contributions                                             27,928          29,254
Rollover contributions                                                   742           1,549
Employer contributions                                                    31              21
---------------------------------------------------------------------------------------------

Total Additions                                                      (17,100)        (92,747)
---------------------------------------------------------------------------------------------

Deductions
     Benefits paid to participants                                    30,123          22,258
     Administrative expenses                                               -               1
---------------------------------------------------------------------------------------------

Total Deductions                                                      30,123          22,259
---------------------------------------------------------------------------------------------

Net decrease                                                         (47,223)       (115,006)

Transfer from other plans                                                  -          30,318

Net Assets Available for Benefits, beginning of year                 351,172         435,860
---------------------------------------------------------------------------------------------

Net Assets Available for Benefits, end of year                    $  303,949      $  351,172
=============================================================================================

                                 See accompanying notes to financial statements.

                                           Steelcase Inc. 401(k) Retirement Plan
                                                   Notes to Financial Statements

1.   Plan                      The following description of the Steelcase Inc.
     Description               401(k) Retirement Plan (Plan) provides only
                               general information. Participants should refer to the Plan agreement or Summary Plan Description
                               (SPD) for a more complete description of the Plan's provisions.

                               General

                               The Plan is a contributory, defined contribution 401(k) plan established for employees of Steelcase Inc. (Company) and its subsidiaries that participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

                               As of September 1, 2000, the Steelcase Inc. Group Retirement Plan was merged into this plan. The provisions of this Plan were fully applied to the participants of the Steelcase Inc. Group Retirement Plan.

                               Contributions

                               The Company contributes an amount equal to pre-tax elective deferrals selected by the participant under Benefitsystems, a cafeteria plan established and maintained by the Company. A participant may elect to defer to the Plan, on a pre-tax basis, specified maximum percentages of eligible compensation (for the Plan year ended February 28, 2002, 9% for Highly Compensated Employees and 10% for Nonhighly Compensated Employees; for the Plan year ended February 28, 2001, 7% for Highly Compensated Employees, 8% for Nonhighly Compensated Employees; but, effective September 1, 2000, 10% for all participants at these locations: Steelcase North America, Wood Furniture Grand Rapids, Brayton International, Inc., Anderson Desk Inc., Stow Davis Furniture Company, Inc., and Steelcase Design Partnership). Brayton International Inc. and Anderson Desk Inc. may each also make matching contributions at their discretion on behalf of their employees, at the level and under the conditions determined by them each year. Participant and employer contributions vest immediately. Contributions for a plan year on behalf of a participant are limited as described in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, eight mutual funds, common stock, a collective investment fund, and a contract with an insurance

                                           Steelcase Inc. 401(k) Retirement Plan
                                                   Notes to Financial Statements

                               company as investment options for participants.

                               Participant Accounts

                               Earnings, net gains and losses, and
                               administrative expenses are allocated daily to the accounts of participants. Participant accounts are 100% vested. Pre-tax elective deferral contributions are allocated to the participant's accounts on a weekly, bi-weekly or monthly basis. Matching contributions are allocated as of the last day of the Plan year.

                               Payment of Benefits

                               Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's account, regular installments (not less frequent than annual), a partial distribution, an annuity purchased equal to the value of the participant's account or a transfer into another qualified retirement plan or IRA. In-service withdrawals are also available for participants who had an account under the Steelcase Inc. Group Retirement Plan on August 31, 2000, if they experience a hardship, as defined in the Plan, or have reached age 59 1/2.

                               Participant Loans

                               Participants may, with the consent of the plan administrator, borrow up to 50% of their vested account balance or $15,000 ($50,000 for loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant's account and bear interest at 5.75%-10.50%. The loans are repaid ratably through payroll deductions over a period of four and one-half years or less. Loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan must be repaid in five years or less, except that a loan used to purchase the principle residence of the participant, made prior to the merger of the Steelcase Inc. Group Retirement Plan, may exceed five years.

2.   Summary of Significant    Basis of Accounting
     Accounting
     Policies                  The accompanying financial statements are
                               prepared under the accrual method of accounting.

                                           Steelcase Inc. 401(k) Retirement Plan
                                                   Notes to Financial Statements

                               Use of Estimates

                               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                               Investments

                               Investments in collective investment funds, mutual funds and common stock are stated at fair value as determined by Bank of New York, the custodian of the Plan, based on quoted market prices. The CIGNA Chartered Guaranteed Long-Term Account is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

                               Payment of Benefits

                               Benefits are recorded when paid.

3.   Investments               The following presents investments that represent
                               5 percent or more of the Plan's net assets
                               (in thousands):

                               February 28,                                        2002                 2001
                               --------------------------------------------------------------------------------
                               VanKampen Emerging Growth
                                  Fund A                                       $ 86,792            $ 133,571
                               Fifth Third Equity Index Fund                     63,805               76,392
                               Fifth Third Short Term Bond Fund                  39,416               32,498
                               Fifth Third Balanced Collective Fund              33,209               36,181
                               Putnam Investors Fund A                           19,540               21,425
                               VanKampen Corporate Bond
                                  Fund A                                         16,920               10,524
                               Fifth Third Prime Money Market Fund               15,490                9,355
                               ================================================================================

4.   Plan Termination          Although it has not expressed any intent to do
                               so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

                                           Steelcase Inc. 401(k) Retirement Plan
                                                   Notes to Financial Statements

                       In the event of Plan termination, after participant accounts are adjusted for any expenses, the trustee will distribute the balance of the accounts to the participants.

5.  Related Party      Certain Plan investments are shares of mutual funds and
    Transactions       collective  investment funds managed by Fifth Third Bank
                       (formerly Old Kent Bank). Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Income Tax         The Internal Revenue Service has determined and informed
    Status             the plan administrator in a letter dated March 21, 1996,
                       that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the
                       Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On February
                       26, 2002, the Plan was again submitted to the Internal
                       Revenue Service for a determination as to its continuing tax-qualified status and is now awaiting approval.

                                           Steelcase Inc. 401(k) Retirement Plan

                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                   (in thousands)
                                                                EIN:  38-0819050
                                                               Plan Number:  011


February 28, 2002
----------------------------------------------------------------------------------------------------------

                                                                (c)
                                                    Description of Investment,
                        (b)                        Including Maturity Date, Rate                  (e)
        Identity of Issuer, Borrower, Lessor      of Interest, Collateral, Par or     (d)       Current
(a)               or Similar Party                        Maturity Value             Cost        Value
----------------------------------------------------------------------------------------------------------
 *    Fifth Third Prime Money Market Fund                    15,490 shares             **       $  15,490
      Mutual funds:
 *         Fifth Third Equity Index Fund                      3,015 shares             **          63,805
 *         Fifth Third Short Term Bond Fund                   4,018 shares             **          39,416
           Putnam International Growth Fund A                   403 shares             **           7,691
           Putnam Investors Fund A                            1,833 shares             **          19,540
           Templeton Foreign Fund A                             434 shares             **           3,990
           Vanguard Winsor II Admiral Fund                      210 shares             **           9,401
           VanKampen Corporate Bond Fund A                    2,537 shares             **          16,920
           VanKampen Emerging Growth
               Fund A                                         2,228 shares             **          86,792
      Contract with Insurance Company:
           CIGNA Chartered Guaranteed
               Long-Term Account                                159 shares             **           4,273
 *    Steelcase Inc. Common Stock                                22 shares              $ 293         327
 *    Fifth Third Balanced Collective Fund                    1,934 shares             **          33,209
      Participant Loans                                   (5.75%-10.50%)                $   0       3,095
---------------------------------------------------------------------------------------------------------
                                                                                                 $303,949
=========================================================================================================

*  A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.